                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. ___)*

                         GUILFORD PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   401829106
                                 (CUSIP Number)

                                                with a copy to:
     George A. Vandeman, Esq.                   Gary Olson, Esq.
     Senior Vice President,                     Latham & Watkins
     General Counsel and Secretary              633 West Fifth Street
     Amgen Inc.                                 Suite 4000
     Amgen Center                               Los Angeles, California 90071
     1840 DeHavilland Drive                     (213) 485-1234
     Thousand Oaks, CA  91320-1789
     (805) 447-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 1, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 401829106           SCHEDULE 13D               PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amgen Inc.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,340,095

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,340,095

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,340,095

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of Guilford Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6611 Tributary Street, Baltimore, Maryland 21224.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c). This statement is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based upon advances in cellular and molecular biology. Its principal offices are located at Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789.

          For information with respect to the identity and background of each executive officer and director of the Reporting Person, see Schedule I attached hereto.

          (d)-(e). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, none of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the $20,000,000 used for the Reporting Person's purchase of 640,095 shares of Common Stock (the "Shares") and a Warrant to purchase up to 700,000 shares of Common Stock, subject to customary anti-dilution protections (the "Warrant"), was the working capital of the Reporting Person. The Reporting Person plans to use working capital to acquire any Common Stock issued upon any of the Warrants as described herein.


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the Shares and the Warrant for investment purposes pursuant to the Purchase Agreement (see Item 6 below).

          Subject to the Standstill Restriction (see Item 6 below) and depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional Shares or dispose of some or all of its Shares from time to time in open market transactions, private transactions or otherwise.

                              Page 3 of 10 Pages

          Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (5) any material change in the present capitalization or dividend policy of the Issuer;

               (6) any other material changes in the Issuer's business or corporate structure;

               (7) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (10) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) At the close of business on October 1, 1997, the Reporting Person beneficially owned 1,340,095 shares of Common Stock (which includes 700,000 shares of Common Stock issuable upon exercise of the Warrant). Such shares of Common Stock constitute approximately 6.9% of the total number of shares of Common Stock based upon 18,700,335 shares of Common Stock outstanding as of September 26, 1997 as set forth in the Purchase Agreement (see Item 6 below).

                              Page 4 of 10 Pages

          (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares beneficially owned by the Reporting Person.

          (c) Except as described herein, the Reporting Person has not during the past 60 days or since the most recent filing of a SEC Schedule 13D been involved in any transaction concerning the Issuer's Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On August 20, 1997, the Issuer entered into a Binding Term Sheet (the "Guilford Agreement") with the Reporting Person respecting the research, development and commercialization of the Issuer's FKBP-based neuroimmunophilin ligand technology ("Neuroimmunophilin Technology") for all human therapeutic and diagnostic applications. Pursuant to the terms of the Guilford Agreement, on October 1, 1997, the Issuer and the Reporting Person entered into a Stock and Warrant Purchase Agreement (the "Purchase Agreement") whereby the Issuer sold to the Reporting Person 640,095 shares of Common Stock and the Warrant for an aggregate consideration of $20 million. The Warrant is exercisable at any time prior to October 1, 2002 at an exercise price of $35.15 per share of Common Stock, subject to customary anti-dilution protections.

          Pursuant to Section 7 of the Purchase Agreement, during the ten year period commencing October 1, 1997, without the written consent of the Issuer, the Reporting Person shall not directly or indirectly acquire more than 10% of the Issuer's outstanding capital stock. (the "Standstill Restriction"). Limited exceptions are provided in the event that any person or group acquires more than 10% of the Issuer's outstanding capital stock or if any person or group makes a tender offer for the Issuer's capital stock.

          Also, on October 1, 1997, the Issuer and the Reporting Person entered into a Registration Rights Agreement pursuant to which the Reporting Person has customary "demand" and "piggyback" registration rights under the Securities Act of 1933, as amended, covering the Shares and Common Stock issuable upon exercise of the Warrant.

          The above description of the Purchase Agreement, Warrant and the Registration Rights Agreement, as well as the description set forth in Item 4, are summaries only and do not purport to be complete descriptions of the terms thereof. These summaries are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Purchase Agreement, Warrant and the Registration Rights Agreement, which are filed as Exhibits 7.1, 7.2 and 7.3 hereto, respectively.

                              Page 5 of 10 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

7.1 Stock and Warrant Purchase Agreement dated October 1, 1997 by and between the Issuer and the Reporting Person.

7.2 Warrant dated October 1, 1997 by and between the Issuer and the Reporting Person.

7.3 Registration Rights Agreement dated October 1, 1997 by and between the Issuer and the Reporting Person.

                              Page 6 of 10 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              AMGEN INC.



                              By:  /s/ George A. Vandeman
                                  --------------------------------
                                  Name:  George A. Vandeman
                                  Title: Senior Vice President,
                                         General Counsel
                                         and Secretary


Dated:  October 28, 1997

                              Page 7 of 10 Pages

                                   SCHEDULE I

                                   AMGEN INC.
                        EXECUTIVE OFFICERS AND DIRECTORS

                   EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS

Name                              Present Business Address           Present Principal Occupation        Citizenship
----                              ------------------------           ----------------------------        -----------

N. Kirby Alton                   Amgen Inc.                       Senior Vice President, Development        U.S.
                                 Amgen Center
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

Robert S. Attiyeh                Amgen Inc.                       Senior Vice President, Finance and        U.S.
                                 Amgen Center                     Corporate Development
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

Stan Benson                      Amgen Inc.                       Senior Vice President, Sales and          U.S.
                                 Amgen Center                     Marketing
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

Gordon M. Binder                 Amgen Inc.                       Chairman of the Board and Chief           U.S.
                                 Amgen Center                     Executive Officer
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

Dennis M. Fenton                 Amgen Inc.                       Senior Vice President, Operations         U.S.
                                 Amgen Center
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

Kevin W. Sharer                  Amgen Inc.                       President, Chief Operating Officer        U.S.
                                 Amgen Center                     and Director
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789


Lawrence M. Souza                Amgen Inc.                       Senior Vice President, Research           U.S.
                                 Amgen Center
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

George A. Vandeman               Amgen Inc.                       Senior Vice President, General Counsel    U.S.
                                 Amgen Center                     and Secretary
                                 1840 DeHavilland Drive
                                 Thousand Oaks, CA  91320-1789

                              Page 8 of 10 Pages

                            NON-EMPLOYEE DIRECTORS

Name                              Present Business Address           Present Principal Occupation        Citizenship
----                              ------------------------           ----------------------------        -----------
William K. Bowes, Jr.         U.S. Venture Partners               General Partner, U.S. Venture Partners       U.S.
                              2180 Sand Hill Road, Suite 300
                              Menlo Park, CA  94025

Franklin P. Johnson, Jr.      Asset Management Partners           General Partner, Asset Management            U.S.
                              2275 East Bayshore Road,            Partners
                              Suite 150
                              Palo Alto, CA  94303

Steven Lazarus                ARCH Venture Partners               Managing General Partner, ARCH               U.S.
                              135 South La Salle Street,          Venture Partners, L.P.
                              Suite 3702
                              Chicago, IL  60603

Edward J. Ledder              Medicine Bow River Ranch            Retired Chairman of the Board and            U.S.
                              P.O. Box 410                        Chief Executive Officer, Abbott
                              Medicine Bow, WY  82329             Laboratories

Gilbert S. Omenn              School of Public Health             Dean, School of Public Health and            U.S.
                              SC-30                               Community Medicine, University of
                              University of Washington            Washington
                              Seattle, WA  98195

Judith C. Pelham              Mercy Health Services               President and Chief Executive                U.S
                              34605 Twelve Mile Road              Officer,
                              Farmington Hills, MI  48331-        Mercy Health Services
                              3221

                              Page 9 of 10 Pages

                                 EXHIBIT INDEX

7.1 Stock and Warrant Purchase Agreement dated October 1, 1997 by and between the Issuer and the Reporting Person.

7.2 Warrant Agreement dated October 1, 1997 by and between the Issuer and the Reporting Person.

7.3 Registration Rights Agreement dated October 1, 1997 by and between the Issuer and the Reporting Person.

                              Page 10 of 10 Pages